United States securities and exchange commission logo





                             August 12, 2022

       Lisa Blackwood-Kapral
       Chief Accounting Officer
       Lyft, Inc.
       185 Berry Street
       Suite 5000
       San Francisco, CA 94107

                                                        Re: Lyft, Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            Form 10-Q for the
Quarter Ended June 30, 2022
                                                            Filed August 5,
2022
                                                            File No. 001-38846

       Dear Ms. Blackwood-Kapral:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       58

   1. We note discussion in your earnings call on May 3, 2022 on indicators of marketplace health, including
changes in active drivers, new driver activations, average ride ETAs, and rides per driver.
Please tell us your consideration of including this information in
                                                        MD&A.
   2. We note that Revenue per Active Rider benefitted from revenues from licensing and data access agreements
beginning in 2021. As this revenue does not appear to relate to riders accessing the Lyft
Platform, please tell us how you determined it was appropriate to
 Lisa Blackwood-Kapral
FirstName
Lyft, Inc. LastNameLisa Blackwood-Kapral
Comapany
August  12, NameLyft,
            2022      Inc.
August
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         include the related revenue in this metric.
Critical Accounting Policies and Estimates
Revenue Recognition, page 60

3. We note you generate revenue from licensing and data access agreements. If these agreements are material, please provide us with a specific and comprehensive discussion of the nature of these agreements and the services you are providing. In this regard, please tell us what parties you are connecting in providing these services and how you have you determined you are the principal in the arrangements. Also tell us how consideration remitted to suppliers is determined.
Comparison of Years Ended December 31, 2021, 2020 and 2019
Revenue, page 65

4. Please quantify all material factors contributing to changes in revenue in accordance with
         Item 303(b) of Regulation S-K.
5. We note that revenue in 2021 benefitted from revenue from licensing and data access agreements. Please revise to quantify the amount of revenue recognized from these agreements or state that the amounts are not material, if applicable. In this regard we note your disclosure that you generate substantially all your revenue from your ridesharing marketplace. However, it is unclear to us how you have defined substantially all.
Non-GAAP Financial Measures, page 68

6. Please reconcile the non-GAAP measure "contribution" to the most directly comparable
         GAAP measure which is gross margin, even if not otherwise presented on your consolidated statement of operations. Additionally, present gross profit and gross margin with equal or greater prominence when presenting contribution and contribution margin throughout the filing. Refer to Item 10(e)(1)(i) of Regulation S-K and the Compliance
         and Disclosure Interpretation on Non-GAAP Financial Measures Question
102.10. Please
         also comply with this comment in your earnings releases.
7.       We note your adjustment    Changes to the liabilities for insurance
required by regulatory
         agencies attributable to historical periods    to arrive at the
non-GAAP financial measures
         Contribution and Adjusted EBITDA, and their related margins. Please describe your use of self-insurance and third-party insurance, the extent to which each is used, and the factors you consider when deciding whether to utilize one versus the other. Additionally, tell us your consideration of Questions 100.01 and 100.04 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures with respect to this adjustment.
8.       We note your non-GAAP adjustments of    Net amount from claims ceded
under the
         Reinsurance Agreement    and    Transaction costs related to certain
legacy auto insurance
         liabilities    and the transactions to which they relate. Please tell
us the factors you
 Lisa Blackwood-Kapral
FirstName
Lyft, Inc. LastNameLisa Blackwood-Kapral
Comapany
August  12, NameLyft,
            2022      Inc.
August
Page  3 12, 2022 Page 3
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         consider in deciding whether to engage in these transactions, their historical and expected frequency, the factors you consider in deciding whether to transfer (e.g., the Novation
         Agreement) versus reinsure (e.g., the Quota Share Reinsurance Agreement) legacy auto insurance liabilities. Additionally, in light of these transactions occurring in each of your last two fiscal years, please tell us whether you believe they are a normal part of your business.
Note 2: Summary of Significant Accounting Policies
Rental Revenue (ASC 842), page 92

9. We note per your website that third party shared Light Vehicle membership programs can be linked to a rider's Lyft account. Please explain the nature of the arrangements you have with these third parties and the riders who hold their memberships.
10. Please tell us whether you own all of the Light Vehicles offered on your network. If not, explain whether you lease the bikes and scooters from city bikeshare programs.
11. Please provide your analysis for Light Vehicle revenue accounted for under ASC 842.
         Also, clarify whether any revenue related to Light Vehicles (e.g. subscription revenue) is not within the scope of ASC 842, and provide more details about these arrangements.
Form 10-Q for the Quarter Ended June 30, 2022

Results of Operations
Comparison of the six months ended June 30, 2022 to the six months ended June 30, 2021
Revenues, page 39

12. Please discuss the effect of the increased usage of driver supply incentives and their relationship to increases in revenue. Refer to Item 303(c)(2)(i) of Regulation S-K.
Liquidity and Capital Resources, page 53

13. We note that the "Commutation Agreement" was completed in the second quarter of 2022 which commuted and settled the previous reinsurance agreement with DARAG. Please tell us why PVIC commuted the reinsurance agreement and tell us your consideration of disclosing the effect of the transaction on liquidity. See Item 303(b)(1)(i).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lisa Blackwood-Kapral
Lyft, Inc.
August 12, 2022
Page 4

       You may contact Rob Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.



                                                        Sincerely,
FirstName LastNameLisa Blackwood-Kapral
                                                        Division of Corporation
Finance
Comapany NameLyft, Inc.
                                                        Office of Trade &
Services
August 12, 2022 Page 4
cc:       Lisa Stimmell, Outside Counsel
FirstName LastName